SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2011

List of Exhibits:

1.	Press Release entitled “New Holland launches the Super Boom® Road Show”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel
and Secretary

February 25, 2011

Press contact
Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555, ext. 102
New Holland Construction	Cooper Hong Inc.
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

New Holland launches the Super Boom® Road Show
Grand prizes include a brand new 200 Series skid steer loader, plus $5,000

RACINE, Wis. (Feb. 23, 2011) – New Holland Construction today announced the launch of the Super Boom® Road Show, an open house customer event held at New Holland dealerships across North America. The event includes a skid steer challenge featuring New Holland’s new 200 Series skid steer loaders.

The Super Boom Road Show will take place at 35 New Holland dealerships across the United States and Canada. Highlighting each event is a skid steer challenge where equipment operators compete for the best time on a special course. Prizes and cash are awarded to the top finishers. In addition, the operator who wins each local competition will be flown to Louisville, Ky., to compete in a final competition during GIE+EXPO 2011 (Oct. 27-29) to determine the North American champion. The grand prize winner will receive a new, fully-loaded New Holland 200 Series skid steer loader – valued at $35,000 – for their sponsoring company, plus $5,000 and New Holland gear for the operator.

“The skid steer challenge demonstrates the advantages of our new 200 Series skid steers. This includes outstanding control, easy attachment changes, precise maneuverability, superior visibility and best-in-class dump height and reach,” said Dave December New Holland Construction marketing manager. “We want to find out who is the best skid steer operator in the industry with our machines. From a field of more than 1,000 competitors, 35 operators will meet head-to-head for the New Holland Championship in Louisville.”

(more)

New Holland Construction

621 State Street – Racine, WI 53404

Tel. 262 636 6011

www.newholland.com

New Holland launches the Super Boom Road Show

New Holland dealer events and prizes

Competitors who participate in the skid steer challenge events at New Holland dealerships are eligible to win many prizes. In addition to competing for a chance to be flown (with a guest) to Louisville for the championship round, contractors can grab their share of $850 in cash prizes, win a New Holland rodeo belt buckle and receive exclusive discounts on New Holland equipment at the 35 dealer events.

At the North American championship event, several activities are planned for the competitors – including attending the Super Boom Road Show banquet, where more than $50,000 in cash and prizes will be awarded.

“New Holland skid steer operators are pros,” December said. “They do everything from material handling and landscaping to grading, plowing and digging. With our new 200 Series skid steers, they’ll be even more productive. The Super Boom Road Show gives them a chance to operate the newest New Holland equipment and put their skills to the test on a national stage.”

Complete information about the New Holland Super Boom Road Show, including online registration forms, a calendar of upcoming events and competitive rankings, is located at www.newholland.com/roadshow.

For information about the new 200 Series skid steer loaders, finance offers and more, please visit www.newholland.com/200series. For a New Holland skid steer loader product demonstration, see your local New Holland dealer.

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

#  #  #